Exhibit 12.1

Inergy, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Ended September 30,
	2006	2005	2004	2003	2002
Earnings:
Net income (loss)	$9,811	$38,637	$(4,596)	$13,512	$8,309
Income taxes	667	63	167	103	93
Interest expense	53,842	34,150	7,878	9,982	8,365
Interest expense related to write-off of deferred financing costs	—	6,990	1,216	—	585
Interest expense related to make whole premium charge	—	—	17,949	—	—
Interest income related to swap value received	—	—	(949)	—	—
Interest portion of operating leases	3,250	2,640	1,519	938	683

Earnings for ratio calculation	$67,570	$82,480	$23,184	$24,535	$18,035

Fixed charges:
Interest expense	$53,842	$34,150	$7,878	$9,982	$8,365
Interest expense related to write-off of deferred financing costs	—	6,990	1,216	—	585
Interest expense related to make whole premium charge	—	—	17,949	—	—
Interest income related to swap value received	—	—	(949)	—	—
Interest portion of operating leases	3,250	2,640	1,519	938	683

Total fixed charges	$57,092	$43,780	$27,613	$10,920	$9,633

Ratio of earnings to fixed charges	1.18	1.88	n/a	2.25	1.87

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of net interest expense (inclusive of write-off of deferred financing costs, interest expense related to make whole premium charge, less gain from termination of interest rate swap agreement) on all indebtedness and the amortization of deferred financing costs and interest associated with operating leases. Earnings were inadequate to cover fixed charges by $4.4 million for the year ended September 30, 2004.